# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DallasNews Corp, CIK 0001413898
CUSIP: 235050200
Title of class of securities: Series B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1954 Commerce Street, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 09/24/2025
Filed by CIK 0000903649
Persons authorized to receive notices and communications: Robert W. Decherd, P.O. Box 224866, Dallas, Texas (TX), 75222-4866, (214) 977-8200

## Reporting persons
- Robert W. Decherd (CIK 0000903649): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Schedule 13D amendment relates to the following classes of securities: Series A Common Stock, par value $0.01 per share and Series B Common Stock, par value $0.01 per share. The cover page of this Schedule 13D filing relates to the Series B Common Stock.
  
  In addition, Mr. Decherd beneficially owns 0.0 shares of Series A Common Stock, which represents approximately 0% of the outstanding shares of Series A Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Series B Common Stock, par value $0.01 per share
Name of issuer: DallasNews Corp
Address of issuer's principal executive offices: 1954 Commerce Street, Dallas, Texas (TX), 75201

## Item 4. Purpose of Transaction
Purpose of transaction: Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated July 9, 2025, by and among Hearst Media West, LLC, a Delaware limited liability company ("Parent"), Destiny Merger Sub, Inc., a Texas corporation and wholly owned subsidiary of Parent ("Merger Sub"), the Issuer, and, solely with the guaranty included therein, Hearst Communications, Inc., on September 24, 2025, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Merger"), and at the time of the Merger, each issued and outstanding share of Series A Common Stock, par value $0.01 per share and Series B Common Stock, par value $0.01 per share beneficially owned by the Reporting Person was cancelled and converted into the right to receive $16.50 per share in cash without interest thereon (the "Closing").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Closing, the Reporting Person no longer beneficially owns any shares of Series A Common Stock, par value $0.01 per share and Series B Common Stock, par value $0.01 per share.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Closing, the Reporting Person no longer beneficially owns any shares of Series A Common Stock, par value $0.01 per share and Series B Common Stock, par value $0.01 per share.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, the Reporting Person has not effected any transactions with respect to the Series A Common Stock, par value $0.01 per share and the Series B Common Stock, par value $0.01 per share.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 24, 2025, the Reporting Person ceased to be a beneficial owner of any shares of Series A Common Stock, par value $0.01 per share and Series B Common Stock, par value $0.01 per share.

## Signatures
- Robert W. Decherd: /s/ Robert W. Decherd, Robert W. Decherd (09/25/2025)